Exhibit 99.1

HeadHunter Group PLC Announces Schedule of Extraordinary General Meeting

MOSCOW, Russia, April 19, 2023 – HeadHunter Group PLC (‘HeadHunter’ or the ‘Company’) (Nasdaq: HHR, MOEX: HHRU) will hold an Extraordinary General Meeting (the ‘EGM’) on May 11, 2023, at 10.00 a.m. (Moscow time) with the record date of April 20, 2023, at the Company’s headquarters at bldg. 10, Godovikova str. 9, 129085, Moscow, Russia.

The EGM notice, forms of the shareholder's proxy and related materials are available at the Company’s website: https://investor.hh.ru/governance/annual-general-meetings

Contacts:

Investor Inquiries
Telman Shagants
E-mail:  investor@hh.ru

Media Inquiries
Alexander Dzhabarov
E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.